Vitro Biopharma, Inc.

3200 Cherry Creek Drive South, Suite 410

Denver, CO 80209

February 2, 2024

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jessica Dickerson and Joe McCann

Re:	Vitro Biopharma, Inc.
Amendment No. 7 to Registration Statement on Form S-1 Filed
December 12, 2023
File No. 333-267366

Dear Ms. Dickerson and Mr. McCann:

Vitro Biopharma, Inc. (the “Company”), is submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 11, 2024 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). For ease of review, we have set forth below the comment of your letter followed by the Company’s response thereto.

Amendment No. 7 to Registration Statement on Form S-1 Prospectus

Cover Page, page ii

1. We note your disclosure indicating that a broker-dealer may receive commissions in the form of discounts, concessions, or commissions which may be “in excess of those” customary in the type of transactions involved. Please revise so that your cover page disclosure is consistent with your Plan of Distribution disclosure, which indicates that the Advisor’s commissions would be customary, or advise.

Response:

The statement on the prospectus cover page that commissions may be “in excess of those” customary in the type of transactions involved has been removed.

2. Please revise the disclosure in the third and fourth sentences of the third paragraph to clarify that your financial advisor must notify Nasdaq that your shares are “ready to trade.” Similarly, please clarify in the fourth sentence, if true, that the “rules” you reference are Nasdaq listing rules.

Response:

The Company’s application to list its common stock on Nasdaq is no longer being done as a “direct listing” and the prospectus has been revised throughout accordingly. As such, references to the “financial advisor” have been removed.

Summary of Risk Factors, page 8

3. With reference to the disclosures on pages 49-51, please revise to highlight briefly the risks in conducting a direct listing.

Response:

The Company is no longer applying to list its common stock as a “direct listing” and the registration statement has been revised throughout accordingly. As such, the risk factors regarding a direct listing have been removed.

Executive and Director Compensation, page 130

4. Please ensure that all of your executive compensation disclosures are updated as appropriate. For example, we note some of your disclosures refer to “2021” when it is no longer applicable (e.g., note 2 to the Summary Compensation Table). In addition, although some dates have been updated to refer to “2023,” it does not appear that the corresponding disclosures have been updated. For example, the “Outstanding Equity Awards at Fiscal Year End” table on page 133 indicates that it sets forth information as of October 31, 2023, but it does not appear that the table itself has been updated to reflect changes in the number of exercisable and unexercisable options that would have resulted upon the occurrence of the vesting events described in notes 2 and 4 to the table. To the extent these vesting events impact other disclosures throughout the prospectus (e.g., the principal stockholders table on page 146 and the notes thereto), please update those disclosures too.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the executive and director compensation section accordingly.

Principal Stockholders, page 145

5. We note your statement that the table in this section sets forth information regarding beneficial ownership of your common stock by certain persons, including your director nominee who will serve as such upon “completion of this offering.” Please revise this statement to clarify, if true, that the director nominee will serve as director upon the listing of your common stock on Nasdaq, as indicated on page 124.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Principal Stockholder table accordingly. Specifically, the Company has revised the statement that the Company’s director nominee will serve as such upon “completion of this offering” to clarify that the director nominee will serve as director upon the listing of the Company’s common stock on Nasdaq.

Plan of Distribution, page 156

6. Please disclose whether you are party to any arrangement with any Registered Stockholder regarding sales of common stock by the Registered Stockholders.

Response:

The plan of distribution has been revised to disclose that the Company does not have any arrangement regarding sales of common stock by the Registered Stockholders.

7. We refer to the disclosures in the first two paragraphs on page 158. Please address the following:

● Revise to clarify, if true, that the Advisor also will not be engaged to facilitate or coordinate certain price discovery activities or sales of shares of your common stock in consultation with Registered Stockholders and that the Advisor will not be permitted, nor instructed by Registered Stockholders, to plan or actively participate in any investor education activities not described in the prospectus. Alternatively, please revise to disclose these activities.

● Given the existence of direct listing success fees, revise to provide the same disclosures for Bridgeway and Alchemy that you provide for Spartan.

Response:

The Company is no longer applying to list its common stock as a “direct listing” and the registration statement, including the plan of distribution has been revised throughout accordingly. As such, references to the Advisor have been removed.

8. With reference to the second paragraph on page 158 and Exhibit B to Exhibit 10.41, please revise to clarify whether the Advisor plans to perform any financial advisory or investment banking services for you (in addition to those provided in connection with the listing of your securities). As applicable, describe these services and clarify whether they will be conducted in accordance with Regulation M.

Response:

The Company is no longer applying to list its common stock as a “direct listing” and the registration statement, including the plan of distribution has been revised throughout accordingly. As such, references to the Advisor have been removed.

9. Please disclose, as applicable, how long the company plans to use its reasonable efforts to keep the registration statement effective.

Response:

The plan of distribution has been revised to disclose how long the company plans to use its reasonable efforts to keep the registration statement effective.

Item. 13. Other Expenses of Issuance and Distribution, page 163

10. Please revise the table in this section to include a line item for your Advisor fees and expenses. Also, the table should quantify the success fees payable to Alchemy and Bridgeway.

Response:

The Company no longer plans to apply to list its common stock as a “direct listing,” Accordingly, fees to the Advisor, Alchemy and Bridgeway are not directly related to the sale of the shares being registered and are not included in the Other Expenses section.

Exhibit Index, page 168

11. Please file the executed versions of Exhibits 10.40 and 10.41.

Response:

The Company respectfully acknowledges the Staff’s comments and has filed the executed versions of Exhibits 10.40 and 10.41.

The Company requests that the Staff contact it as soon as practical with any additional comments in order that those comments can be addressed expeditiously. If you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Jeff Cahlon, of Sichenzia Ross Ference Carmel LLP at (212) 398-2742.

Sincerely,

/s/ Christopher Furman
Chief Executive Officer

cc:	Jeff Cahlon